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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

January 17, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments received on September 9, 2013 regarding the registration statements on Form N-1A for the Trust with respect to Market Vectors MSCI Emerging Markets Quality ETF, Market Vectors MSCI Emerging Markets Quality Dividend ETF, Market Vectors MSCI International Quality ETF and Market Vectors MSCI International Quality Dividend ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statements on its behalf. Below, we describe the changes that have been made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please confirm that each Fund’s completed fee and expense table, if it discloses an expense cap, shows net expenses that are below the expense cap. The disclosure of an expense cap in the fee table if gross expenses below the cap is not expressly required or permitted by Form N-1A.

Response 1.	We hereby confirm that each Fund’s completed fee and expense table shows net expenses that are below the applicable expense cap.

Comment 2.	Please confirm that the Adviser cannot recoup fees waived or expenses reimbursed.

Response 2.	The Adviser cannot recoup fees waived or expenses reimbursed.

Comment 3.	Please clarify what “modified capitalization weighted” means in the disclosure contained in each Fund’s “Principal Investment Strategies” section.

Response 3.	The disclosure has been revised to clarify that modified capitalization weighted means that the weightings of Index constituents are modified to reflect their quality scores according to the Index methodology.

Comment 4.	Please supplementally explain to the Staff what “quality” means in relation to the Index components and whether the use of that term connotes safety.

Response 4.	As disclosed in the prospectus, the Index provider screens for “quality” using such characteristics as return on equity, stable year-over-year earnings growth and low financial leverage. While we do not believe the use of the term “quality” connotes safety in the context in which that term is used, we included an additional risk factor in each Fund’s prospectus to be more explicit on this point vis-à-vis the Index and the Index constituents.

Comment 5.	For Market Vectors MSCI Emerging Markets Quality Dividend ETF and Market Vectors MSCI International Quality Dividend ETF, clarify what “HDY” means in the name of their respective Index.

Response 5.	The disclosure has been revised to replace “HDY” with “High Dividend Yield.”

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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